SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: December 15, 2011

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form  20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation’s Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.

Dated as of December 15, 2011, Navios Maritime Acquisition Corporation (“Navios Acquisition”) entered into the Fifth Supplemental Indenture in order to add the entities identified in such Fifth Supplemental Indenture as guarantors to its Indenture, dated October 21, 2010. A copy of the Fifth Supplemental Indenture is attached hereto as Exhibit 10.1 to this Report and is incorporated by reference.

On December 20, 2011, Navios Acquisition entered into a First Supplemental Agreement (the “First Supplemental Agreement”) in relation to the Loan Agreement dated May 28, 2010, as amended (the “Loan Agreement”). The First Supplemental Agreement amends certain terms of the Loan Agreement, including providing for additional definitions relating to new charters, amending provisions relating to prepayments upon termination of charters within a certain period of time and associated adjustments to the repayment installments and providing for mandatory prepayment of a minimal amount, and an associated adjustment to a future installment payment, in the event the initial charter period is not extended by July 2012. A copy of the First Supplemental Agreement is attached hereto as Exhibit 10.2 to this Report and is incorporated by reference.

In addition, attached hereto as Exhibit 10.3 and incorporated herein by reference is Navios Acquisition’s term loan facility agreement dated December 6, 2010, which was partially filed in Navios Acquisition’s Current Report on Form 6-K filed on December 15, 2010, and such term loan facility agreement is now being filed in this Report in its complete form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: January 12, 2012

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Fifth Supplemental Indenture, dated as of December 15, 2011.

10.2	First Supplemental Agreement dated December 20, 2011.

10.3	Facility Agreement dated December 6, 2010 (previously filed in part in a Current Report on Form 6-K filed on December 15, 2010).

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